

April 30, 2026

Vincent Canino
Chief Executive Officer
Capstone Green Energy Holdings, Inc.
16640 Stagg Street
Van Nuys, California 91406

> **Re: Capstone Green Energy Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 28, 2026**
> **File No. 333-295366**

Dear Vincent Canino:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Alfredo Gomez